EXHIBIT 99.1

FirstService Reports Strong Third Quarter Results

FirstService Brands Drives Double-Digit Revenue Growth

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Revenues (millions)	$456.5	$409.1	$1,267.3	$1,101.8
Adjusted EBITDA (millions) (note 1)	53.1	46.7	121.5	99.7
Adjusted EPS (note 2)	0.74	0.62	1.52	1.22

GAAP Operating Earnings	34.5	36.6	79.9	71.6
GAAP EPS	0.42	0.43	1.05	0.74

TORONTO, Oct. 25, 2017 (GLOBE NEWSWIRE) --  FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported results for its third quarter ended September 30, 2017. All amounts are in US dollars.

Revenues for the third quarter were $456.5 million, a 12% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 14% to $53.1 million, and Adjusted EPS (note 2) was $0.74, a 19% increase versus the prior year quarter. GAAP Operating Earnings were $34.5 million, relative to $36.6 million in the prior year period. GAAP diluted earnings per share was $0.42 in the quarter, versus $0.43 for the same quarter a year ago.

For the nine months ended September 30, 2017, revenues were $1.27 billion, a 15% increase relative to the comparable prior year period, Adjusted EBITDA was $121.5 million, up 22%, and Adjusted EPS was $1.52, a 25% increase versus the prior year period. GAAP Operating Earnings were $79.9 million, relative to $71.6 million in the prior year period. GAAP diluted EPS for the nine months year-to-date was $1.05, compared to $0.74 in the prior year period.

“We are pleased to report another solid quarter, reflecting a continuation of our strong financial performance during the first half of the year,” said Scott Patterson, Chief Executive Officer of FirstService. “The positive themes driving our businesses remain intact and we expect a strong finish to the year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.5 billion in annual revenues and has more than 17,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $314.6 million for the third quarter, up 5% versus the prior year quarter, including 3% organic growth. Adjusted EBITDA for the quarter was $33.3 million, versus $28.9 million in the prior year period. Growth was relatively balanced geographically, reflecting contract wins across our business and new development in certain markets. Margin expansion resulted from continued broad-based initiatives driving operational efficiencies. GAAP Operating Earnings were $27.8 million, versus $23.5 million for the third quarter of last year.

FirstService Brands revenues during the third quarter grew to $141.9 million, up 30% relative to the prior year period and including 10% organic growth. Adjusted EBITDA for the third quarter was $23.2 million, up from $20.3 million in the prior year period. The third quarter was driven by strong double-digit organic growth across our company-owned operations at Paul Davis Restoration, California Closets and Century Fire Protection. Tuck-under acquisitions within each of these businesses further augmented top-line growth. The lower margin during the third quarter compared to the prior year period was due to increased mix from our faster growing, lower margin company-owned operations, as well as weak performance at Service America. GAAP Operating Earnings were $11.2 million, versus $16.2 million in the prior year quarter, with the decrease being attributable to a goodwill impairment charge at Service America, as described below.

Corporate costs, as presented in Adjusted EBITDA, were $3.4 million in the third quarter, relative to $2.4 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.4 million, relative to $3.1 million in the prior year period. Foreign exchange accounted for a majority of the increase versus the prior year quarter.

Goodwill Impairment Charge
During the quarter, the Company concluded that it was necessary to take a non-cash goodwill impairment charge in its FirstService Brands segment as a result of weak operating performance within its Service America business. The amount of the charge is $6.2 million, and represents 5.5% of goodwill related to the FirstService Brands segment prior to the charge and 2% of the Company’s consolidated goodwill prior to the charge. This non-cash impairment does not affect the Company’s liquidity, cash flow or compliance with debt covenants.

Conference Call
FirstService will be holding a conference call on Wednesday, October 25, 2017 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The number to use for this call is 416-623-0333 for Toronto area callers or 1-855-353-9183 for all other callers, passcode 30080# for both. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release.  This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2017	2016	2017	2016

Net earnings	$21,141	$22,938	$52,026	$42,527
Income tax	12,221	11,427	22,018	22,539
Other income, net	(1,317)	(71)	(1,522)	(172)
Interest expense, net	2,499	2,284	7,378	6,739
Operating earnings	34,544	36,578	79,900	71,633
Depreciation and amortization	10,382	10,048	30,233	25,956
Goodwill impairment charge	6,150	-	6,150	-
Acquisition-related items	1,180	(541)	1,951	(148)
Stock-based compensation expense	893	618	3,237	2,223
Adjusted EBITDA	$53,149	$46,703	$121,471	$99,664

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) goodwill impairment charges; (v) stock-based compensation expense; and (vi) a stock-based compensation tax adjustment related to a US GAAP change. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2017	2016	2017	2016

Net earnings	$21,141	$22,938	$52,026	$42,527
Non-controlling interest share of earnings	(2,582)	(2,863)	(6,741)	(5,179)
Acquisition-related items	1,180	(541)	1,951	(148)
Amortization of intangible assets	3,589	4,475	10,340	9,700
Goodwill impairment charge	6,150	-	6,150	-
Stock-based compensation expense	893	618	3,237	2,223
Stock-based compensation tax adjustment for US GAAP change	(1,307)	-	(5,930)	-
Income tax on adjustments	(1,748)	(2,006)	(5,269)	(4,658)
Non-controlling interest on adjustments	(112)	(78)	(274)	(173)
Adjusted net earnings	$27,204	$22,543	$55,490	$44,292

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2017	2016	2017	2016

Diluted net earnings per share	$0.42	$0.43	$1.05	$0.74
Non-controlling interest redemption increment	0.08	0.12	0.19	0.29
Acquisition-related items	0.03	(0.01)	0.05	-
Amortization of intangible assets, net of tax	0.06	0.07	0.16	0.15
Goodwill impairment charge	0.17	-	0.17	-
Stock-based compensation expense, net of tax	0.02	0.01	0.06	0.04
Stock-based compensation tax adjustment for US GAAP change	(0.04)	-	(0.16)	-
Adjusted earnings per share	$0.74	$0.62	$1.52	$1.22

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2017	2016	2017	2016

Revenues	$456,520	$409,083	$1,267,347	$1,101,773

Cost of revenues	317,100	292,389	891,450	781,329
Selling, general and administrative expenses	87,164	70,609	257,663	223,003
Depreciation	6,793	5,573	19,893	16,256
Amortization of intangible assets	3,589	4,475	10,340	9,700
Goodwill impairment charge	6,150	-	6,150	-
Acquisition-related items (1)	1,180	(541)	1,951	(148)
Operating earnings	34,544	36,578	79,900	71,633
Interest expense, net	2,499	2,284	7,378	6,739
Other income	(1,317)	(71)	(1,522)	(172)
Earnings before income tax	33,362	34,365	74,044	65,066
Income tax	12,221	11,427	22,018	22,539
Net earnings	21,141	22,938	52,026	42,527
Non-controlling interest share of earnings	2,582	2,863	6,741	5,179
Non-controlling interest redemption increment	3,096	4,311	6,829	10,534
Net earnings attributable to Company	$15,463	$15,764	$38,456	$26,814

Net earnings per common share
Basic	$0.43	$0.44	$1.07	$0.75
Diluted	0.42	0.43	1.05	0.74

Adjusted earnings per share (2)	$0.74	$0.62	$1.52	$1.22

Weighted average common shares (thousands)
Basic	35,926	35,989	35,909	35,986
Diluted	36,587	36,449	36,566	36,393

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2017	December 31, 2016

Assets
Cash and cash equivalents	$62,212	$43,384
Restricted cash	16,577	13,450
Accounts receivable	184,451	164,074
Prepaid and other current assets	72,935	58,146
Deferred income tax	-	24,738
Current assets	336,175	303,792
Other non-current assets	4,493	5,115
Fixed assets	80,985	73,083
Deferred income tax	569	1,693
Goodwill and intangible assets	421,296	387,281
Total assets	$843,518	$770,964

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$153,751	$142,966
Other current liabilities	43,085	38,813
Long-term debt - current	2,575	1,043
Current liabilities	199,411	182,822
Long-term debt - non-current	292,180	249,866
Other liabilities	40,119	23,729
Deferred income tax	8,370	31,167
Redeemable non-controlling interests	108,319	102,352
Shareholders' equity	195,119	181,028
Total liabilities and equity	$843,518	$770,964

Supplemental balance sheet information
Total debt	$294,755	$250,909
Total debt, net of cash	232,543	207,525

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2017	2016	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$21,141	$22,938	$52,026	$42,527
Items not affecting cash:
Depreciation and amortization	10,383	10,048	30,234	25,955
Goodwill impairment charge	6,150	-	6,150	-
Deferred income tax	(103)	4,473	260	3,379
Other	434	49	(1,668)	585
	38,005	37,508	87,002	72,446

Changes in non-cash working capital
Accounts receivable	(13,905)	7,768	(19,491)	(13,083)
Payables and accruals	(2,284)	12,845	(7,559)	32,411
Other	5,249	(9,415)	16,314	(2,774)
Net cash provided by operating activities	27,065	48,706	76,266	89,000

Investing activities
Acquisition of businesses, net of cash acquired	(22,504)	(3,353)	(35,049)	(80,434)
Purchases of fixed assets	(7,185)	(6,101)	(26,075)	(20,079)
Other investing activities	(143)	(2,656)	(5,831)	(10,104)
Net cash used in investing activities	(29,832)	(12,110)	(66,955)	(110,617)

Financing activities
Increase in long-term debt, net	12,082	(17,156)	42,552	42,218
Sale (purchases) of non-controlling interests, net	-	(218)	(5,468)	41
Dividends paid to common shareholders	(4,403)	(4,092)	(12,743)	(11,513)
Distributions paid to non-controlling interests	(700)	(1,180)	(3,049)	(4,244)
Repurchases of Subordinate Voting Shares	(6,114)	-	(13,530)	(1,349)
Other financing activities	665	(933)	1,274	(91)
Net cash (used in) provided by financing activities	1,530	(23,579)	9,036	25,062

Effect of exchange rate changes on cash	355	(122)	481	175

Increase (decrease) in cash and cash equivalents	(882)	12,895	18,828	3,620

Cash and cash equivalents, beginning of period	63,094	36,285	43,384	45,560

Cash and cash equivalents, end of period	$62,212	$49,180	$62,212	$49,180

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2017
Revenues	$314,631	$141,889	$-	$456,520
Adjusted EBITDA	33,320	23,188	(3,359)	53,149

Operating earnings	27,786	11,201	(4,443)	34,544

2016
Revenues	$299,920	$109,163	$-	$409,083
Adjusted EBITDA	28,873	20,272	(2,442)	46,703

Operating earnings	23,484	16,219	(3,125)	36,578

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2017
Revenues	$883,384	$383,963	$-	$1,267,347
Adjusted EBITDA	76,449	54,186	(9,164)	121,471

Operating earnings	60,104	32,487	(12,691)	79,900

2016
Revenues	$838,384	$263,389	$-	$1,101,773
Adjusted EBITDA	66,986	40,197	(7,519)	99,664

Operating earnings	50,973	30,666	(10,006)	71,633

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500